Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

John J. O’Brien

Partner

215.963.4969

jobrien@morganlewis.com

January 8, 2016

FILED AS EDGAR CORRESPONDENCE

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	Consulting Group Capital Market Funds N-14 Filing on December 9, 2015 (File No. 333-208432)

Dear Mr. Williamson:

On behalf of our client, Consulting Group Capital Markets Funds (the “Trust”), this letter responds to the comments you provided via telephone on December 21, 2015, regarding the Trust’s filing on Form N-14 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”) on December 9, 2015 regarding the combination of Large Capitalization Value Equity Investments (an “Acquired Fund”) with Large Capitalization Growth Investments (an “Acquiring Fund”) and the combination of Small Capitalization Value Equity Investments (an “Acquired Fund”) with Small Capitalization Growth Investments (an “Acquiring Fund”). Simultaneous with such combination, the Large Capitalization Growth Investments will be renamed the Large Cap Equity Fund and the Small Capitalization Growth Investments will be renamed the Small-Mid Cap Equity Fund. Below, we have briefly summarized your comments and questions, followed by our responses. As you indicated during our telephone conversation, comments 24 through 33 are accounting comments provided by Lauren Hamilton of the SEC Staff. Page numbers included herein refer to the December 9, 2015 filing.

1.	Comment. Please respond to our comments in writing and file the Correspondence on Edgar. Where a comment asks for revised disclosure or revisions as contemplated by your response, provide us draft disclosure with your letter.

Response. In response to your request, we are filing this Correspondence on January 8, 2016 with the expectation that the N-14 filing will go effective on January 9, 2016, pursuant to Rule 488 under the 1933 Act. The final version of the Prospectus/Information Statement will be filed

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on January 8, 2016, pursuant to Rule 497(c). As requested, we have included revised disclosure in this Correspondence where applicable.

2.	Comment. Please provide Tandy representations in your Correspondence filing. Please note that in some instances, the Staff’s comments will apply to both Acquiring Funds but, for brevity, we haven’t repeated our comments, so consider whether our comments apply to similar disclosure.

Response. I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its Prospectus/Information Statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the Prospectus/Information Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Prospectus/Information Statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

3.	Comment. On page i, please include a brief statement explaining the purpose behind the reorganization.

Response. In response to your comment, we had added the following disclosure to page i of the Prospectus/Information Statement:

The Acquired and Acquiring Funds have substantially similar investment objectives and investment strategies. The Reorganization will consolidate these Funds and eliminate the overlapping product offerings. The Reorganization is expected to benefit shareholders by potentially creating operational and administrative efficiencies and economies of scale.

4.	Comment. For the paragraph beginning “Each Acquired Fund…” on page ii, we note your statements here and elsewhere that the Acquired Funds and the Acquiring Funds have substantially similar investment objectives and strategies, but there are some differences which are described under the “Comparison of Investment Objectives and Main Investment Strategies” section. The Acquiring Funds both reference “growth” in their name, while the Acquired Funds reference “value.” In addition, we note little overlap in the portfolios, based on the pro formas provided, differences in the market cap ranges used by the reference indices, and the fact that the Acquiring Funds will change names following the acquisition. Based on these factors, please explain why your characterization of the funds as substantially similar is appropriate. In addition, please revise your disclosure under the “Comparison of Investment Objectives and Main Investment Strategies” section to more clearly identify differences between the Funds.

Response. As stated throughout the Prospectus/Information Statement, there are some differences between the Funds. Each of the Acquiring Funds employs a more growth-oriented approach in seeking to achieve its investment objective and each Acquired Fund employs a more

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value-oriented approach in seeking to achieve its investment objective. Growth-oriented managers generally select stocks they believe have attractive growth and appreciation potential in light of such characteristics as revenue and earnings growth, expectations from sell-side analysts and relative valuation, while value-oriented managers generally select stocks they believe are attractively valued in light of fundamental characteristics such as earnings, capital structure and/or return on invested capital. In each case, however, both value and growth approaches are sub-strategies of the same core investment strategy: investment in large capitalization U.S. equity securities and small capitalization U.S. equity securities, respectively.

Each Acquired Fund uses a different reference index than its corresponding Acquiring Fund. The Large Capitalization Value Equity Investments benchmarks against the Russell 1000® Value Index, whereas the Large Capitalization Growth Investments benchmarks against the Russell 1000® Growth Index. Similarly, the Small Capitalization Value Equity Investments benchmarks against the Russell 2000® Value Index and the Small Capitalization Growth Investments benchmarks against the Russell 2000® Growth Index. The Russell 1000® Value Index measures the performance of the large cap value segment of the U.S. equity universe and the Russell 1000® Growth Index measures the performance of the large cap growth segment of the U.S. equity universe. Both indices, however, are derived from a common index: the Russell 1000® Index, which measures the performance of the large cap segment of the U.S. equity universe and includes approximately 1000 of the largest securities based on a combination of their market capitalization and current index membership.

Similarly, the Russell 2000® Value Index measures the performance of the small cap value segment of the U.S. equity universe and the Russell 2000® Growth Index measures the performance of the small cap growth segment of the U.S. equity universe. Both indices, however, are derived from a common index: the Russell 2000® Index, which measures the performance of the small cap segment of the U.S. equity universe and includes approximately 2000 of the smallest securities based on a combination of their market capitalization and current index membership. Although each of these indices may have different market capitalization ranges, those ranges vary from year to year and are derived from a common index, which effectively bookends the amount by which they can vary from one another in any particular year.

As a result of the combination, each Acquiring Fund will have a more complete investment portfolio that will be designed to provide investment exposure to the U.S. large cap equities market and U.S. small cap equities market, respectively, and will combine both value and growth sub-strategies. Because the Funds are currently used to implement certain investment advisory programs, each Acquired Fund and its corresponding Acquiring Fund are already used in tandem to effect the investment goals of the investment programs in which they are used. Combining each Acquired Fund with its corresponding Acquiring Fund will permit each pair of Funds to achieve the same investment exposures that they are already achieving apart, but with greater efficiency and economies of scale as a result. Further, because the Funds operate pursuant to a manager of managers structure under the oversight of Consulting Group Advisory Services, LLC (“CGAS”), each Acquiring Fund will still be able to achieve exposure to growth and value sub-strategies through allocations to certain growth-oriented and/or value-oriented sub-advisers.

In response to your comment, we have added a Question & Answer that provides further detail about the differences between each Acquired Fund and its corresponding Acquiring Fund and have added similar disclosure to the “Comparison of Investment Objectives and Main Investment Strategies” section of the Prospectus/Information Statement. In addition, we will add the Russell

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1000® Index and the Russell 2000® Index as broad-based benchmark indices to the applicable Acquiring Fund’s performance table, alongside the Russell 1000® Growth Index and the Russell 2000® Growth Index, respectively. This will provide investors with a common benchmark against which they can compare each Acquired Fund’s performance with the performance of the corresponding Acquiring Fund.

5.	Comment. Based on the capitalization table provided on page 35, it appears that the assets under management allocable to the continuing sub-advisers will almost double. In addition, we note references to operational efficiencies as a result of economies of scale flowing from the transaction. Please revise here, as appropriate, and under “Board Considerations for Approving the Reorganization,” to address what consideration if any, the Board gave to these factors when considering the reasonableness of the post-transaction management fee.

Response. In determining to approve the Reorganizations, the Board considered, based on information provided to the Board by CGAS in advance of its meeting, the potential for economies of scale to be achieved as a result of the Reorganizations. The Board also considered the proposed lineup of sub-advisers to the Acquiring Funds after the Reorganizations and the possibility of future changes to the lineup of sub-advisers, including an allocation of each Acquiring Fund’s assets to a passive index manager. The Board also considered the effect that pairing active managers with passive managers could be expected to have on performance, fund expenses and the risk and return profiles of the Acquiring Funds. In response to your comment, we have revised the disclosure in the “Board Considerations for Approving the Reorganization” to provide a more fulsome description of the process behind the Board’s determinations.

6.	Comment. Tell us in Correspondence how you comply with each of the criteria set forth in Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response. Under Rule 17a-8, a merger between affiliated investment companies is exempt from Sections 17(a)(1) and (2) of the 1940 Act, provided certain conditions are met. Under Rule 17a-8(a)(2)(i), the board of directors of an acquired fund (including a majority of the independent directors), must determine that (i) participation in the merger is in the best interests of the acquired fund, and (ii) the interests of the acquired fund’s existing shareholders will not be diluted as a result of the merger. Guidance from the SEC discusses certain factors that may be relevant to a board in making these determinations. In addition, the remaining provisions of Rule 17a-8(a)(2) require certain procedural requirements with respect to the board’s process in making these determinations, such as a requirement to request and evaluate such information as may be necessary and consider and give appropriate weight to all pertinent factors.

At a telephonic meeting of the Board of Trustees of the Trust, held on October 6, 2015, the Board made the determinations required by Rule 17a-8(a)(2) after evaluating such information as the Board determined necessary (including presentations from and materials provided by CGAS and fund counsel) and after considering and giving appropriate weight to all pertinent factors.

Under Rule 17a-8(a)(3), shareholder approval for an investment company merger is not required where (i) no fundamental investment policy of the acquired fund is materially different from a policy of the acquiring fund, (ii) no advisory contract between the acquired fund and any investment adviser thereof is materially different from an advisory contract between the acquiring fund and any investment adviser thereof (except for the identity of the funds as a party to the contract), (iii) directors of the acquired fund who are not interested persons of the acquired fund

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and who were elected by its shareholders will comprise a majority of the directors of the acquiring fund who are not interested persons of the acquiring fund, and (iv) any distribution fees authorized to be paid by the acquiring fund pursuant to a Rule 12b-1 plan are no greater than the distribution fees authorized to be paid by the acquired fund pursuant to a Rule 12b-1 plan (in each case, as a percentage of the fund’s average net assets).

With respect to the requirements of Rule 17a-8(a)(3), each fundamental investment policy of each Acquired Fund is identical to a fundamental policy of the corresponding Acquiring Fund, with the exception of one: the Funds’ investment objectives. The investment objective of the Large Capitalization Value Equity Investments is total return, consisting of capital appreciation and dividend income, whereas the investment objective of the Large Capitalization Growth Fund is, more simply, capital appreciation. Similarly, the investment objective of the Small Capitalization Value Equity Investments is above-average capital appreciation, whereas the investment objective of the Small Capitalization Growth Investments is, more simply, capital appreciation. At the core of each Fund’s investment objective is capital appreciation. In addition, each Fund will be subject to the same investment advisory agreement between the Trust and CGAS and each sub-advisory agreement between CGAS (on behalf of the Trust) and any third-party sub-adviser will be substantially identical to any other sub-advisory agreement with respect to the Trust, because they are based off of the same forms of agreement and typically are not heavily negotiated. Each Fund will have the same Board of Trustees, a majority of which are independent and were elected by shareholders. Finally, no Fund charges any distribution fee.

Under Rule 17a-8(a)(4), the board of directors of an acquired fund must be at least 75% composed of independent directors (or two directors must be independent on a board with three directors), and the board must meet the other fund governance standards set forth in Rule 0-1(a)(7) under the 1940 Act. With respect to the Trust, the Board of Trustees is composed of six individual trustees, five of whom are not “interested persons” of the Funds, as that term is defined in Section 2(a)(19) of the 1940 Act.

Finally, under Rule 17a-8(a)(5), the acquiring fund must maintain records that describe the merger for six years afterward, which must be easily accessible for the first two years. In the case of the Reorganization, the Trust will cause such records to be maintained as are required under Rule 17a-8(a)(5) for such period as the rule so requires.

7.	Comment. Item 3(b) of Form N-14 calls for comparison of specific items and requires the registrant to highlight differences. In some cases of the side-by-side presentation you provide obscures essential information about the differences between the funds. Please revise to highlight material differences for investors.

Response. In response to your comment, we have revised this section to include a description of differences between the Funds and their benchmark indices.

8.	Comment. In Correspondence, please explain why the portfolio turnover (disclosed on page 4) for these funds is so different.

Response. We have assumed that your comment is about the Small Capitalization Value Equity Investments and the Small Capitalization Growth Investments portfolio turnover rates, in particular, which were 39% and 89%, respectively. These rates are a function of the underlying managers’ investment activities. Growth managers tend to have higher portfolio turnover rates,

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some of which were driven (during the prior year) by market conditions where growth sub-strategies have been better than value sub-strategies, which has led to shorter holding periods for growth managers than value manager over that period, in general. In addition, reallocations of Fund assets by CGAS as a result of changes to investment advisory program models over the past year increased the portfolio turnover rate because money was moved out of domestic funds and into international funds, which may have disproportionately affected the Funds.

9.	Comment. The disclosure regarding purchase orders and redemption requests on page 4 should refer to the time an order is “received” by Morgan Stanley instead of when an order is “accepted,” as is currently disclosed.

Response. In response to your comment, we have revised this disclosure to refer to receipt of an order instead of acceptance of an order.

10.	Comment. On page 6, we note the reference to other investments with similar economic characteristics. Please clarify the types of investments you were referring to here.

Response. In general, this disclosure refers to shares of pooled investment vehicles (such as exchange-traded funds), certain structured products and derivative instruments that have economic characteristics similar to equity securities of the applicable market capitalization. Although the Funds do not presently invest in these instruments as part of their principal investment strategies, this disclosure is designed to provide the funds with flexibility in pursuing their investment objectives. The Funds have separately confirmed to the SEC Staff in Correspondence related to the Trust’s most recent annual update to its registration statement, that the Funds do not include derivative instruments in determining compliance with their 80% non-fundamental investment policies.

11.	Comment. We note in the Information Statement you define “large cap companies” by reference to the Russell 1000® Growth Index, which ranged from $20 million to $681 billion as of November 30. Companies with a $20 million market cap are not considered large cap companies. In this respect, we note your large cap and small cap definitions would overlap to a considerable extent. Please revise to provide a more reasonable definition of large cap companies, or explain why yours is appropriate.

Response. Although certain of the constituents within the index may have relatively small market capitalizations, the Russell 1000® Index, as a whole, is widely recognized within the asset management industry as a large cap stock index and a barometer for the large cap market. The average market capitalization of the companies within the Russell 1000® Index is approximately $80 billion. Dozens mutual funds and exchange-traded funds use the Russell 1000® Index as a large cap benchmark. The Russell 1000® Growth Index and Russell 1000® Value Index are each derived from the same universe of securities that comprise the Russell 1000® Index.

12.	Comment. Under “Principal Investment Strategies” for the Small Cap – We note you define small cap companies by reference to the highest month end market value of any stock in the Russell 2000® Growth Index. Please disclose an approximate value as of a recent date.

Response. Similar to the response set forth above, the Russell 2000® Index is widely recognized within the asset management industry as a small cap stock index and a barometer for the small cap market as a whole. Dozens mutual funds and exchange-traded funds use the Russell 2000® Index as a small cap benchmark. The Russell 2000® Growth Index and Russell

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2000® Value Index are each derived from the same universe of securities that comprise the Russell 2000® Index. In response to your comment, we have included the capitalization ranges as of November 30, 2015 for each of the Russell 2000® Growth Index ($26 million to $6.05 billion) and the Russell 2000® Value Index ($28 million to $4.98 billion) in the Information Statement.

13.	Comment. Please revise the disclosure under “Investment Process for the Funds” to provide more information about the analysis the sub-advisers use to decide which securities to buy or sell.

Response. The disclosure included in the Information Statement as filed on December 9, 2015 is consistent with the disclosure that is provided to shareholders in the registration statement, including each annual update to the registration statement. We believe that the disclosure, which is obtained from and periodically reviewed by the Funds’ sub-advisers, sufficiently describes the analysis the sub-advisers use when determining when to buy and sell securities for the portion of each Fund’s portfolio they manage. Accordingly, after carefully considering your comment, we have determined not to make any changes to the disclosure at this time.

14.	Comment. The disclosure presented under “Additional Information about the Acquiring Funds’ Investment Strategies and Risks” largely repeats the information presented earlier in your document. Although Item 3 of Form N-14 requires a synopsis of the registrant in clear and concise language, Item 5 requires the information requested by Item 9(a) and (b) of Form N-1A. Please revise the discussion as appropriate.

Response. In response to your comment, we reviewed the disclosure requirements set forth in Forms N-14 and N-1A and believe that the current disclosure approach taken in the Information Statement/Prospectus appropriately sets forth relevant information for shareholders, consistent with the requirements of the Forms. Although there may be opportunities for the disclosure to be more concise in some parts and more elaborate in others, we believe the current approach strikes an appropriate balance that provides shareholders with the relevant information needed to inform them of the Reorganization without obfuscating important facts with unnecessary details.

15.	Comment. Update the market cap range for the Large Capitalization Growth Investments on page 17, which currently refers to November 2014.

Response. In response to your comment, and in connection with the Trust’s annual update to its registration statement, as filed with the SEC on December 29, 2015, this has been revised to reflect a market cap range between $552 million and $659.97 billion for the Russell 1000® Growth Index as of November 30, 2015.

16.

Comment. On page 21, we note your comment that the Manager reserves the right to sell portfolio securities and/or purchase other securities for each Acquired Fund to the extent necessary so that the asset composition of the Acquired Fund is consistent with the investment policy and restrictions of the corresponding Acquiring Fund. Please disclose the extent of the planned portfolio repositioning that will be required, including an estimate of the potential transaction costs to the Acquired Fund or capital gains distributions to be made to its shareholders. Also, please confirm the level of required portfolio repositioning will be consistent with your “substantially similar” characterization of the Funds’ investment objectives and strategies. Lastly, to the extent appropriate, revise under “Board Considerations for Approving

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the Reorganization” to address how the Board thought about the costs of portfolio repositioning in evaluating the transaction.

Response. The Trust does not expect to have to engage in significant amounts of portfolio repositioning as a result of the Reorganization. Most of the transitions necessary to effect the Reorganization will be facilitated with the assistance of a low-cost transition manager. The Trust confirms that the level of required portfolio repositioning will be consistent with the characterization that the Funds’ investment objectives and investment strategies are “substantially similar.”

17.	Comment. Please revise the discussion on page 22 to provide greater context to the Board’s considerations and conclusions. For example, why weren’t the Acquired Funds considered viable, if the investment objectives and strategies are substantially similar, why is there such a difference in performance and how will the transaction improve performance? Did the Board consider any negative factors, such as transaction costs, portfolio repositioning, etc. For additional guidance, reference is made to Investment Company Mergers Release No. 25,666.

Response. In response to your comment, we have included a more detailed description of the Board’s considerations. Prior to the Reorganization, the Funds are not necessarily considered to be not viable on their own. However, because the Funds pursue substantially similar investment objectives and are used in tandem to provide exposure to various asset classes in investment advisory programs, fund management saw little utility in maintaining each growth fund and value fund as stand-alone entities. Combining each pair of Funds into a single portfolio will permit the Funds to achieve economies of scale in the form of reduced corporate, legal, and auditing expenses without affecting their ability to meet the investment needs of shareholders.

18.	Comment. We note your statement on Page 1 and elsewhere that you’ll make taxable distributions to acquired fund shareholders. Please clarify the approximate amount of potential distributions and clarify whether the Board considered it in making its determination.

Response. Because the Funds’ taxable distributions are expected to be de minimis, we did not include any detail in the Prospectus/Information Statement about the amounts of any taxable distributions. In response to your comment; however, we have added disclosure that indicates that although distributions declared and payable to Acquired Fund shareholders will be taxable to such shareholders, they are expected to be de minimis.

19.	Comment. We note your disclosure on page 24 that the Large Capitalization Value Equity Investments had approximately $129 million in unutilized capital loss carryforwards and that the ability of the Acquiring Fund to fully utilize the carryforwards may be limited because the Reorganization will be a change in control. Please disclose approximately how much of the carryforwards will be disallowed following the transaction and clarify whether the decline in value will negative impact the NAV received by acquired fund shareholders. Also, please provide disclosure under Board considerations, if necessary, to discuss how the Board considered the potential loss of capital loss carryforwards in connection with the transaction, including how it factored into the conclusion that the transaction was in the shareholders’ best interest and that no dilution would occur.

Response. The Fund currently has $59 million that would be disallowed if the Reorganization was completed today; however, the Fund is transitioning certain sub-advisers prior to the Reorganization that will result in the realization of approximately $25 million to $35

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million in gains, depending on current market circumstances. By completing this transition prior to the Reorganization, and after taking into consideration other realized gains and current rates of asset outflows from the Fund, the Fund expects to be able to use most, if not all, of the carryforward loss assets that would have been lost as a result of the Reorganization. Accordingly, there is expected to be no impact on the Fund’s net asset value, based on current market conditions. This information was presented to the Board at the meeting at which the Board approved the proposed Reorganization. We have revised the disclosure in the Prospectus/Information Statement accordingly.

20.	Comment. Please revise footnote 3 on page 33 for clarity.

Response. In response to your comment, we have replaced the phrase “less than 0.00%” with “approximately 0.00%.”

21.	Comment. Page A-14 indicates that postage and printing costs will be divided equally among each fund. In this respect, given the disparities between the large and small cap funds, it is unclear how dividing postage and printing equally would be fair and equitable to the smaller fund.

Response. We have revised the Prospectus/Information Statement in several places to reflect the fact that each Acquired Fund will bear half the costs of the Reorganization, which are expected to primarily consist of legal and accounting expenses. Each Fund will bear its pro rata portion of any printing and mailing expenses.

22.	Comment. Please revise the information included in Appendix B to be as of a more recent date.

Response. In response to your comment, we have revised the disclosure regarding beneficial ownership of shareholders to be as of December 31, 2015. With respect to the disclosure regarding Trustee ownership, we have added the following sentence:

Although the Trust has not yet administered its annual Trustees & Officers questionnaire covering the 2015 calendar year, the Trust has no reason to believe that this is not still the case.

23.	Comment. Please revise the legal opinion to include signature and consent language.

Response. We will consider your comment when providing a final legal opinion to the Trust in connection with the Reorganization.

24.	Comment. How will the fee waivers work and how will they be addressed?

Response. In response to your comment, we added the following disclosure to both the lead-in disclosure for the Comparison of Fees and Expenses and as a footnote to Annual Fund Operating Expenses tables:

Effective January 1, 2016, CGAS has contractually agreed to waive fees and reimburse expenses for a period of one year in order to keep each Fund’s management fee from exceeding 0.20% more than the total amount of sub-advisory fees paid by CGAS. This contractual waiver and reimbursement will only apply if a Fund’s total operating costs exceed the total amount of sub-advisory fees paid by CGAS plus 0.20%, and will not

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affect the Fund’s total operating costs if they are less than such amount. This fee waiver and reimbursement agreement shall remain in effect until January 1, 2017. The agreement may be amended or terminated only with the consent of the Board of Trustees.

25.	Comment. On page 22, please clarify that estimated aggregate costs are on a per merger basis.

Response. In response to your comment, we have added a parenthetical clarifying that the estimated merger costs are $32,500 for each set of Funds.

26.	Comment. In the Performance of the Funds section, why is the return before taxes higher than the fund return without advisory fees? Please explain what accounts for the difference between the returns.

Response. Fund returns without the advisory program fee were inadvertently included in the December 9, 2015 filing and have been removed from the final Prospectus/Information Statement.

27.	Comment. On page 35, in the “Pro Forma Adjustment” column, should there be a comma instead of a period for the figure “39,509.443”?

Response. In response to your comment, we have replaced this period with a comma.

28.	Comment. On page B-4 and the corresponding page for the Small Capitalization Fund merger, indicate in the narrative that the pro forma financial statements are unaudited. Please label each individual statement as unaudited and briefly describe the transactions and the entities involved.

Response. The requested changes and clarifications have been made.

29.	Comment. On page B-7, regarding fund holdings in Consumer Staples, is the figured that reads 50% missing a decimal point?

Response. In response to your comment, we have revised this to read “5.0%.”

30.	Comment. On page B-14, why isn’t the fund name and class shown for the money market fund?

Response. In response to your comment, we have included the name of the fund and the share class in the pro forma financial statements. The name of the fund is the Invesco STIT Government & Agency Portfolio. The share class is the Institutional Class. By way of background, the Funds invest collateral received from securities lending activities in shares of this fund.

31.	Comment. On page B-14, you should show an adjustment of $32,500 so that the total net assets for the SOI ties to the total net assets for the statement of assets and liabilities and capitalization table.

Response. In response to your comment, we have made the requested revisions.

32.	Comment. Will any of the securities be sold as a result of the reorganization? If so, please tick mark them. Or include a statement that as of August 31, 2015 all the securities held by the

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target fund would comply with the compliance guidelines or investment restrictions of the acquiring fund.

Response. In response to your comment, we have added the following disclosure to the lead-in language for each set of the Pro Forma Financial Statements and Notes:

As of August 31, 2015 all the securities held by the Acquired Fund would have complied with the compliance guidelines or investment restrictions of the Acquiring Fund.

33.	Comment. The pro forma notes to the financial statements should also include a basis for combination footnote, which describes the acquiring and target funds, the periods of the financial statements, the assumed date of the combination for purposes of the pro formas, and whether the combination is tax free; the standard estimates footnote; tax status footnote; and detail on the basis for allocating merger costs.

Response. In response to your comment, we have added a basis for combination footnote to each set of footnotes to the pro forma financial statements.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien